

July 17, 2017

Mail Stop 4561

Zhouhong Peng
Chief Executive Officer
Pacific Special Acquisition Corp.
855 Pudong South Road
The World Plaza, 27th Floor
Pudong, Shanghai
China 200120

      Re: Pacific Special Acquisition Corp.
             Preliminary Proxy Statement on Schedule 14A
             Filed February 13, 2017
             File No. 001-37593

Dear Mr. Peng:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Maryse Mills-Apenteng

                Maryse Mills-Apenteng
                Special Counsel
                Office of Information Technologies
                and Services

cc: Stuart Neuhauser, Esq.
        Ellenoff Grossman and Schole LLP